Soul Biotechnology Corp.	Fourth Ave. N, Saskatchewan, Canada S3N 2V7

Form RW

August 11, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Soul Biotechnology Corp.

Request to Withdraw Registration Statement on Form S-1

SEC File No. 333-273772

Ladies and Gentlemen,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Soul Biotechnology Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-273772), together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because of it was incorrectly filed without “Expert” consents. No securities were sold pursuant to the Registration Statement.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Should you have any questions regarding the withdrawal, please contact Matthew McMurdo at (917) 318-2865.

Thank you for your assistance in this matter.

Sincerely,

Soul Biotechnology Corp.

/s/ Rachel Martinuik
By:	Rachel Martinuik
Title:	CEO